# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enstar Group Limited, CIK 0001363829
CUSIP: G3075P101
Title of class of securities: Ordinary Shares, par value $1.00 per share
Address of issuer's principal executive offices: c/o Enstar Group Limited, PO Box HM 2267, A.S. Cooper Building 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001104659-24-084959
Filed by CIK 0001387738
Persons authorized to receive notices and communications: Audrey Taranto, c/o Enstar Group Limited, PO Box HM 2267, A.S. Cooper Building 26 Reid Street, Hamilton,, Bermuda (D0), HM 11, 441-292-3645; Gregory V. Gooding, Debevoise & Plimpton LLP, 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Dominic F. Silvester (CIK 0001387738): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 867,862; sole dispositive power 0; shared dispositive power 867,862; aggregate amount beneficially owned 867,862 (5.6% of the class)
- Volume Five Limited: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 867,862; sole dispositive power 0; shared dispositive power 867,862; aggregate amount beneficially owned 867,862 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $1.00 per share
Name of issuer: Enstar Group Limited
Address of issuer's principal executive offices: c/o Enstar Group Limited, PO Box HM 2267, A.S. Cooper Building 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Comment: EXPLANATORY NOTE: This Amendment No. 1 amends the Statement on Schedule 13D initially filed on August 1, 2024 with the SEC (the "Schedule") by Dominic F. Silvester and Volume Five Limited (together, the "Reporting Persons"). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 of the Schedule is hereby supplemented by adding the following at the end thereof:

On January 21, 2025, the Reporting Persons acquired beneficial ownership of 209,490 Ordinary Shares as a result of the vesting and exercise by Volume Five of an equity compensation award granted to Mr. Silvester on January 21, 2020 (the "Award") and governed by a joint share ownership agreement, dated as of January 21, 2020 and amended on July 1, 2022 (as amended, the "JSOP Agreement").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) of the Schedule is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 11 and 13 of the cover pages of this Schedule that relate to the aggregate number and percentage of Ordinary Shares beneficially owned by such Reporting Persons are incorporated herein by reference. The aggregate number of Ordinary Shares beneficially owned by each Reporting Person includes 209,490 Ordinary Shares issued to Volume Five on January 21, 2025 as a result of the exercise by Volume Five of the Award. The aggregate percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 15,441,500 Ordinary Shares, which includes 15,232,010 Ordinary Shares outstanding as of November 8, 2024 as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended on September 30, 2024 filed with the Securities Exchange Commission (the "SEC") on November 12, 2024 plus 209,490 Ordinary Shares issued to Volume Five in accordance with the JSOP Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.

Each of Elk Evergreen, Elk Cypress, the Reporting Persons and Frazer Holdings, LP, J. Christopher Flowers, the John J. Oros 1998 Family Trust, the Hyman 2018 Family Trust, David G. Walsh and Steven D. Arnold (collectively, the "Other Rolling Investors") may be deemed to be members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Elk Evergreen, Elk Cyprus and the Other Rolling Investors file separate Schedule 13D filings to report the Ordinary Shares that they may be deemed to beneficially own. The Reporting Persons expressly disclaim any beneficial ownership of Ordinary Shares held directly by Elk Evergreen, Elk Cypress or the Other Rolling Investors and such shares are not the subject of this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in the second paragraph of Item 6 of the Schedule is hereby amended and restated as follows:

On January 21, 2020, the Issuer, Mr. Silvester and Zedra Trust Company (Guernsey) Limited, as trustee (the "Trustee") entered into the JSOP Agreement governing the terms of the Award. Under the JSOP Agreement, Mr. Silvester held a shared ownership interest with the Trustee in Ordinary Shares which were subject to certain vesting and performance conditions. On January 21, 2025, Volume Five exercised the Award pursuant to the terms of the JSOP Agreement and Volume Five received 209,490 Ordinary Shares, as reported herein. The foregoing summary of the JSOP Agreement does not purport to be complete and is qualified in its entirety by reference to the JSOP Agreement, which is filed as Exhibit 3 and Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 3 - Joint Share Ownership Agreement, dated January 21, 2020, by and among Enstar Group Limited, Dominic F. Silvester and Zedra Trust Company (Guernsey) Limited, as trustee (incorporated herein by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on January 27, 2020).

Exhibit 4 - Deed of Amendment and Restatement to the Joint Ownership Agreement, dated July 1, 2022, between Enstar Group Limited, Dominic F. Silvester and Zedra Trust Company (Guernsey) Limited, as trustee (incorporated herein by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on July 6, 2022).

Exhibit 6 - Joint Filing Agreement (incorporated by reference to Exhibit 6 to Schedule 13D filed with the SEC on August 1, 2024).

## Signatures
- Dominic F. Silvester: /s/ Dominic Silvester, Dominic Silvester (01/21/2025)
- Volume Five Limited: /s/ Jean-Pierre Du Plessis, Jean-Pierre Du Plessis, Director (01/21/2025)